787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 2, 2012

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II – BlackRock Secured Credit Portfolio (formerly, BlackRock Multi-Sector Bond Portfolio)

File Nos. 333-142592 and 811-22061

Post-Effective Amendment No. 80

Dear Mr. Ganley:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on June 22, 2012 and June 25, 2012 regarding Post-Effective Amendment No. 80 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 82 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the BlackRock Secured Credit Portfolio (formerly, the BlackRock Multi-Sector Bond Portfolio) (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

Comment 1:	Fund Overview – Performance Information: Please provide year-to-date performance information as of March 31, 2012.

Response :	The requested change has been made.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

Comment 2:	General Comment: Please confirm supplementally that existing shareholders were provided notice of the changes to the Fund’s Registration Statement being made in the Amendment. Please state when notice was given to shareholders and confirm that existing shareholders were given 60 days’ notice of the change to the Fund’s 80% investment policy. If current shareholders were not given 60 days’ notice of the changes, please file a delaying amendment and postpone effectiveness of the Amendment to an appropriate date.
Response :	The Fund described all of the changes being made to the Fund’s Prospectus in a supplement dated April 30, 2012 (the “Supplement”). The Supplement was posted to the Fund’s website on April 30, 2012 and was mailed to shareholders on May 2, 2012. The Fund believes that notice of the changes was given to existing shareholders as of the time the Supplement was posted to the Fund’s website. Nonetheless, for the avoidance of any doubt as to when existing shareholders were given notice of the changes, the Fund has filed a delaying amendment requesting effectiveness of the Amendment on July 2, 2012.

*  *  *  *  *  *  *  *  *  *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Anthony Geron Anthony Geron

cc:	Ben Archibald, Esq.

Aaron Wasserman, Esq.

Maria Gattuso, Esq.